INVESTMENT MANAGERS SERIES TRUST

235 W. Galena Street

Milwaukee, Wisconsin 53212

VIA EDGAR

April 28, 2020

Securities and Exchange Commission

100 F Street, NE
Washington, DC 20549

Attention: Division of Investment Management

Re:	Investment Managers Series Trust (the “Trust” or “Registrant”) (File Nos. 333-122901 and 811-21719) on behalf of the Aristotle/Saul Global Equity Fund (the “Fund”)

Ladies and Gentlemen:

This letter summarizes the comments provided to me by Mr. Jeffrey Foor the staff of the Securities and Exchange Commission (the “Commission”) by telephone on April 15, 2020, regarding Post-Effective Amendment No. 1080 the Registrant’s Form N-1A registration statement filed on February 28, 2020, with respect to the Fund, a series of the Registrant. Responses to all of the comments are included below and, as appropriate, will be reflected in Post-Effective Amendment No. 1100 to the Funds’ Form N-1A registration statement (the “Amendment”), which will be filed separately.

PROSPECTUS

SUMMARY SECTION

Principal Investment Strategies

1.	The Commission notes that significant market events related to the coronavirus have occurred since the registration statement was filed. Please consider whether the Fund’s disclosures, including its risk disclosures should be revised based on how these events are affecting the Fund’s investments in global equities. If the Fund believes no additional disclosures are warranted, please explain supplementally why not.

Response: The Registrant has added the following risk factor to the Principal Risks of Investing section in the Fund’s prospectus:

Market Turbulence Resulting from COVID-19. An outbreak of an infectious respiratory illness caused by a novel coronavirus known as COVID-19 has negatively affected the worldwide economy, as well as the economies of individual countries, the financial health of individual companies and the market in general in significant and unforeseen ways. The future impact of COVID-19 is currently unknown, and it may exacerbate other risks that apply to the Fund. Any such impact could adversely affect the Fund’s performance, the performance of the securities in which the Fund invests and may lead to losses on your investment in the Fund.

Additionally, the Registrant has added the disclosure, noted below in underlined text, to the “Market Risk” discussion in the Principal Risks of Investing section in the Fund’s prospectus, and to the “Developments in the China Region” and “Market Conditions” sections in the statement of additional information:

1

Market Risk. The market price of a security or instrument may decline, sometimes rapidly or unpredictably, due to general market conditions that are not specifically related to a particular company, such as real or perceived adverse economic or political conditions throughout the world, changes in the general outlook for corporate earnings, changes in interest or currency rates, or adverse investor sentiment generally. In addition, local, regional or global events such as war, acts of terrorism, the spread of infectious illness or other public health issues, or other events could have a significant impact on a security or instrument. The market value of a security or instrument also may decline because of factors that affect a particular industry or industries, such as labor shortages or increased production costs and competitive conditions within an industry.

Developments in the China Region

After nearly 30 years of unprecedented growth, the People’s Republic of China now faces a slowing economy. The real estate market, which many observers believed to be inflated, has begun to decline. Local governments, which had borrowed heavily to bolster growth, face high debt burdens and limited revenue sources. As a result, demand for Chinese exports by the United States and countries in Europe, and demands for Chinese imports from such countries, may weaken due to the effects of more limited economic growth. Additionally, Chinese actions to lay claim to disputed islands have caused relations with China’s regional trading partners to suffer, and could cause further disruption to regional and international trade. From time to time and as recently as January 2020, China has experienced outbreaks of infectious illnesses, and the country may be subject to other public health threats, infectious illnesses, diseases or similar issues in the future. Any spread of an infectious illness, public health threat or similar issue could reduce consumer demand or economic output, result in market closures, travel restrictions or quarantines, and generally have a significant impact on the Chinese economy. In the long run, China’s ability to develop and sustain a credible legal, regulatory, monetary, and socioeconomic system could influence the course of outside investment.

Market Conditions

Events in certain sectors historically have resulted, and may in the future result, in an unusually high degree of volatility in the financial markets, both domestic and foreign. These events have included, but are not limited to: bankruptcies, corporate restructuring, and other events related to the sub-prime mortgage crisis in 2008; governmental efforts to limit short selling, and high frequency trading; measures to address U.S. federal and state budget deficits; social, political, and economic instability in Europe; economic stimulus by the Japanese central bank; steep declines in oil prices; dramatic changes in currency exchange rates; and China’s economic slowdown. Interconnected global economies and financial markets increase the possibility that conditions in one country or region might adversely impact issuers in a different country or region. Such events may cause significant declines in the values and liquidity of many securities and other instruments. It is impossible to predict whether such conditions will recur. Because such situations may be widespread, it may be difficult to identify both risks and opportunities using past models of the interplay of market forces, or to predict the duration of such events.

An outbreak of an infectious respiratory illness caused by a novel coronavirus known as COVID-19 was first detected in China in December 2019 and has now been detected globally. This coronavirus has resulted in certain travel restrictions, closed international borders, enhanced health screenings at ports of entry and elsewhere, disruption of and delays in healthcare service preparation and delivery, prolonged quarantines, cancellations, supply chain disruptions, and lower consumer demand, as well as general concern and uncertainty. The impact of COVID-19, and other infectious illness outbreaks that may arise in the future, could adversely affect the economies of many nations or the entire global economy, individual issuers and capital markets in ways that cannot necessarily be foreseen. In addition, the impact of infectious illnesses in emerging market countries may be greater due to generally less established healthcare systems. Public health crises caused by the COVID-19 outbreak may exacerbate other pre-existing political, social and economic risks in certain countries or globally. The duration of the COVID-19 outbreak and its effects cannot be determined with certainty.

2.	The Fund’s investment objective is to maximize long-term capital appreciation and income. Please clarify in the principal investment strategies how the Fund’s strategy seeks to accomplish maximizing income.

Response: The Registrant has added the following disclosure noted below in underlined text:

The strategy seeks to maximize total return, which includes both long-term capital appreciation and income via equity dividends. In selecting investments for the Global Equity Fund, Aristotle Capital Management, LLC (the “Advisor” or “Aristotle Capital”), the Fund’s investment advisor, employs a fundamental, bottom-up approach. The Advisor focuses first on the quality of a company’s business and then considers whether the company’s securities are available at an attractive price relative to what the Advisor believes to be their fair value. The Advisor seeks to identify high quality businesses by focusing on companies with all or most of the following attributes: attractive business fundamentals; experienced, motivated company management; pricing power; sustainable competitive advantages; financial strength; history of or prospects for paying dividends; and/or high or consistently improving market position, return on invested capital and operating margins. The Global Equity Fund may invest in companies of any market capitalizations, but typically invests in companies with a market capitalization above $2 billion at initial investment.

Performance

3.	Please add disclosure to the section that the Fund’s strategy has changed and the date that it changed.

Response: The Registrant has added the following disclosure:

Prior to May 1, 2020, the Fund’s principal investment strategy permitted investments in fixed income securities, as well as certain tactical investment strategies including short sales, investments in futures, forward contracts, distressed debt, purchase and sale of options, and pursuing merger arbitrage opportunities.

MORE ABOUT THE FUNDS’ INVESTMENT OBJECTIVES, PRINCIPAL INVESTMENT STRATEGIES AND RISKS

Principal Investment Strategies and Principal Risks of Investing

4.	Apply all applicable comments from the summary section for the Fund to Item 9 of Form N-1A.

Response: The Registrant confirms that all applicable comments have been applied to this section of the Prospectus.

*********

If you have any questions or additional comments, please contact me at (626) 385-5777. Thank you.

Sincerely,

/s/ Diane J. Drake

Diane J. Drake

Secretary

3